Exhibit 99.2

CHINA YUCHAI INTERNATIONAL LIMITED

UNAUDITED CONSOLIDATED INCOME STATEMENTS

For the quarters ended March 31, 2016 and 2015

(RMB and US$ amounts expressed in thousands, except per share data)

	March 31, 2016		March 31, 2015
	RMB’000	US$’000	RMB’000	US$’000
Revenue	3,380,169	523,149	3,680,002	569,554
Cost of goods sold	(2,775,851)	(429,618)	(3,005,572)	(465,172)
Gross profit	604,318	93,531	674,430	104,382
Other operating income	23,254	3,599	1,502	232
Research and development costs	(99,616)	(15,418)	(113,302)	(17,536)
Selling, distribution and administrative costs	(344,147)	(53,264)	(334,497)	(51,770)
Operating profit	183,809	28,448	228,133	35,308
Finance costs	(29,002)	(4,489)	(33,626)	(5,204)
Share of profit of associates	33	5	27	4
Share of loss of joint ventures	(5,849)	(905)	(6,783)	(1,050)
Profit before tax	148,991	23,059	187,751	29,058
Income tax expense	(34,448)	(5,332)	(39,366)	(6,093)
Profit for the period	114,543	17,727	148,385	22,965
Attributable to:
Equity holders of the parent	89,183	13,802	105,355	16,305
Non-controlling interests	25,360	3,925	43,030	6,660
	114,543	17,727	148,385	22,965
Net earnings per common share	2.27	0.35	2.76	0.43
Unit sales	90,771		105,046

CHINA YUCHAI INTERNATIONAL LIMITED

SELECTED UNAUDITED CONSOLIDATED BALANCE SHEET ITEMS

For the periods ended March 31, 2016 and December 31, 2015

(RMB and US$ amounts expressed in thousands, except per share data)

	As of March 31, 2016 (Unaudited)		As of December 31, 2015 (Audited)
	RMB’000	US$’000	RMB’000
Cash and bank balances	4,258,015	659,013	3,842,123
Trade and bills receivables	7,256,520	1,123,092	7,178,513
Inventories	1,730,466	267,824	1,711,330
Trade and bills payables	4,210,314	651,630	3,841,756
Short-term and long-term interest bearing loans and borrowings	2,559,763	396,175	2,455,704
Equity attributable to equity holders of the parent	7,326,002	1,133,845	7,239,617

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